

July 18, 2013

<u>Via E-mail</u>
Craig Hagopian
President
Havana Furnishings, Inc.
7940 Silverton Avenue, # 109
San Diego, CA 92126

      Re: Havana Furnishings, Inc.
             Amendment No. 1 to Current Report on Form 8-K
             Filed July 5, 2013
             File No. 333-176684

Dear Mr. Hagopian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Risk Factors, page 10

1. We have reviewed your response to comment 13 in our letter dated May 24, 2013 and note that the working capital balance disclosed on page 11 still does not agree to any periods presented in your financial statements. Please ensure that this amount agrees to the most recent balance sheet provided in the filing. Please also make it clear from this risk factor the period which such amounts relate. We also note that your cumulative net loss figure disclosed in this risk factor has not been updated to reflect financial results through March 31, 2013.

Directors and Executive Offices, page 19

2. Please revise Mr. Hagopian's biographical information to remove editorial comments and adjectives that could be construed as puffing, and limit the biographical information to basic descriptions of places, dates and positions of employment rather than subjective descriptions and discussions of accomplishments. In this regard, we note your disclosure that Mr. Hagopian is a "noted" industry speaker.

Certain Relationships and Related Transactions and Director Independence, page 25

3. We note your response to comment 4 of our letter dated May 24, 2013 that you will file the agreement between your Company's beverage architect and Point Break Beverages, Inc. Please revise to provide the information required by Item 404 of Regulation S-K. In this regard, we note your disclosure on page 17 that Point Break Beverages, Inc. is one of your beneficial owners.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Report of Independent Registered Public Accounting Firm, page F-1

4. We have reviewed your response to comment 30 in our letter dated May 24, 2013. We note that you continue to disclose on page 11 that your auditor has expressed substantial doubt about your ability to continue as a going concern. While your auditors have issued an explanatory paragraph in their audit report indicating that the financial statements have been prepared assuming that you will continue as a going concern, the paragraph does not indicate that there is "substantial doubt" about your ability to continue as a going concern; see AU 341.12 of the PCAOB Standards. Please also note that an explanatory paragraph should only be added to your audit report if there is substantial doubt about your ability to continue as a going concern. If your auditors believe that substantial doubt about your ability to continue as a going concern has been alleviated, please have them consider the disclosure contained in AU 341.11 of the PCAOB Standards.

Statements of Cash Flows, page F-5

5. We have reviewed your response to comment 31 in our letter dated May 24, 2013. As previously requested, please quantify for us the extent to which your inventory impairments related to inventory purchased from related parties.

Exhibit 99.04 Unaudited Interim Financial Statements for Nuzee Co., Ltd.

3. Related Party Transactions, page F-4

6. We have reviewed your response to comment 35 in our letter dated May 24, 2013. Please further clarify for us the nature of the in-transit inventory contingent liability and the reasons why it was necessary to record this liability at December 31, 2012. Please also explain why it appears the contingent liability exactly offsets the $139,661 related party receivable and clarify the relationship of the receivable to the contingent liability. To facilitate our understanding, provide us with the journal entries you recorded related to these transactions. Please also tell us where you classify the liability on your most recent balance sheet.   Please be thorough in your response as the accounting is unclear.

Exhibit 99.05 Pro Forma Consolidated Financial Statements

7. We have reviewed your response to comment 36 in our letter dated May 24, 2013. As previously requested, please present annual pro forma financial statements using Nuzee's September 30, 2012 financial reporting period. See Rule 11-02(c) of Regulation S-X.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director